UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Patrick J. Herbert, III
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602
(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Patrick J. Herbert, III and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,239,781
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,239,781 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.2% based on 23,349,570 shares of Common Stock outstanding as of July 29, 2013.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Patrick J. Herbert, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
80,275
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,239,781
Each
Reporting		9.	Sole Dispositive Power:
Person			80,275
With

		10.	Shared Dispositive Power:
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,320,056 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.5% based on 23,349,570 shares of Common Stock outstanding as of July 29, 2013.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
9,950
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,239,781
Each
Reporting		9.	Sole Dispositive Power:
Person			24,689
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,249,731 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.2% based on 23,349,570 shares of Common Stock outstanding as of July 29, 2013.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
90,549
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			9,488
Each
Reporting		9.	Sole Dispositive Power:
Person			3,439,153
With

		10.	Shared Dispositive Power:
9,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,448,641 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
14.8% based on 23,349,570 shares of Common Stock outstanding as of July 29, 2013.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 9 (the “Amendment No. 9”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 9 is being filed to amend the facing pages, Item 3 and Item 5 to reflect the current beneficial ownership and the percentage of the class of Common Stock beneficially owned by the reporting persons following the change of trustee with respect to certain trusts for which W. B. & Co. and other shareholders of record hold shares of Common Stock of the Company.  The trustee has been changed from Patrick J. Herbert, III to FOM Corporation or Jonathan Mellin, as applicable.  Except as otherwise set forth herein, this Amendment No. 9 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 3	Source and Amount of Funds or Other Consideration

W. B. & Co. is a nominee partnership.  Shares held by the Reporting Persons were acquired by purchase, inheritance, gift or as compensation for serving as a director of the Company.  Patrick J. Herbert, III and Reuben S. Donnelley are general partners of W. B. & Co.  FOM Corporation is a trustee and custodian, as applicable, with respect to certain trusts and custodial accounts for which W. B. & Co. holds shares of Common Stock of the Company.  The directors and officers of FOM Corporation are set forth on Schedule A attached hereto.

Item 5.	Interest In Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 23,349,570 shares of Common Stock reported outstanding as of July 29, 2013, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 2013.

(a)        W.B. & Co.: 4,239,781 shares of Common Stock (18.2% based on 23,349,570 shares outstanding as of July 29, 2013).

Patrick J. Herbert, III: 4,320,056 shares of Common Stock (18.5% based on 23,349,570 shares deemed outstanding as of July 29, 2013).

Reuben S. Donnelley: 4,249,731 shares of Common Stock (18.2% based on 23,349,570 shares outstanding as of July 29, 2013).

FOM Corporation: 3,448,641 shares of Common Stock (14.8% based on 23,349,570 shares outstanding as of July 29, 2013).

(b)        See facing pages for each Reporting Person.

(c)        None.

(d)        None.

(e)         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2013	W.B. & Co.
By: /s/ Patrick J. Herbert III
Patrick J. Herbert, III General Partner
August 30, 2013	/s/ Patrick J. Herbert III
Patrick J. Herbert, III
August 30, 2013	/s/ Reuben S. Donnelley
Reuben S. Donnelley
August 30, 2013	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President

Schedule A

Directors and Officers of Certain Reporting Persons

The following sets forth the name, position and principal occupation of each director and executive officer of FOM Corporation. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 30 North LaSalle, Suite 1232, Chicago, Illinois 60602.

Name	Position and Principal Occupation	Beneficial Ownership

Jonathan B. Mellin	Position with FOM Corporation: President, Chief Executive Officer and Director Principal Occupation: President of Simpson Estates, Inc.
961,842 shares of common stock (of which Mr. Mellin has sole dispositive power with respect to 55,468 shares;  shared dispositive power with respect to 861,374 shares; sole voting power with respect to 0 shares; and shared voting power with respect to 861,374 shares).

Mr. Mellin’s beneficial ownership represents 3.9% based on 23,349,570 shares outstanding as of July 29, 2013.

Rueben S. Donnelley	Position with FOM Corporation: Director Principal Occupation: General Partner of W. B. & Co.	See facing pages.

Shelia C. Issenberg	Position with FOM Corporation: Director Principal Occupation: Director of Simpson Estates, Inc.
101 shares of common stock (of which Ms. Issenberg has sole dispositive power with respect to 101 shares; and shared dispositive power, sole voting power and/or shared voting power with respect to 0 shares).

Ms. Issenberg’s beneficial ownership represents less than 1% based on 23,349,570 shares outstanding as of July 29, 2013.

Howard B. Simpson	Position with FOM Corporation: Director Principal Occupation: Director of Simpson Estates
269,315 Shares of Common Stock (of which Mr. Simpson has sole dispositive power with respect to 269,315 shares; and shared dispositive power, sole voting power and/or shared voting power with respect to 0 shares).

Mr. Simpson’s beneficial ownership represents 1.2% based on 23,349,570 shares outstanding as of July 29, 2013.